SUBSIDIARIES OF THE REGISTRANT

ClickSoftware, Inc., a California corporation

ClickSoftware Europe Limited, a company incorporated under the laws of the United Kingdom

ClickSoftware Belgium N.V., a company incorporated on November 14, 2001 under the laws of Belgium

ClickSoftware Central Europe GmbH, a company incorporated on January 17, 2002 under the laws of Germany

ClickSoftware Australia Pty. Limited, incorporated on January 21, 2002 under the laws of Australia. (Subsidiary of Clicksoftware, Inc.)

ClickSoftware Japan K.K., incorporated on May 31, 2007 under the laws of Japan.

ClickSoftware India Private Limited, incorporated on March 5, 2009 under the laws of India.

ClickSoftware Singapore Pte. Ltd., incorporated on October 10, 2011 under the laws of Singapore.

ClickSoftware Technologies (Pty) Ltd., incorporated on August 26, 2011 under the laws of South Africa.